UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 8, 2020

SOUTH STATE CORPORATION

(Exact name of registrant as specified in its charter)

Commission file number: 001-12669

South Carolina	57-0799315
(State of incorporation)	(I.R.S. Employer Identification No.)

520 Gervais Street
Columbia, South Carolina	29201
(Address of principal executive offices)	(Zip Code)

(800)277-2175

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class: Common Stock	Trading Symbol	Name of each exchange on which registered
$2.50 par value	SSB	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

As previously reported, on January 27, 2020, South State Corporation (the “Company” or “South State”) and CenterState Bank Corporation (“CenterState”) announced the execution of an Agreement and Plan of Merger, dated as of January 25, 2020 (the “merger agreement”), providing for the merger of the Company and CenterState, subject to the terms and conditions set forth therein. The transaction is expected to close in the third quarter of 2020 subject to customary closing conditions, including receipt of required regulatory approvals and shareholder approval of each company.

The unaudited pro forma combined condensed financial information included with this filing updates and supplements the unaudited pro forma combined condensed financial information of South State and CenterState and related disclosures contained in South State’s registration statement on Form S-4, as amended, which contains a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State. The registration statement was declared effective by the SEC on April 20, 2020, and South State and CenterState commenced mailing the joint proxy statement/prospectus to their respective shareholders on or about April 20, 2020. The updated unaudited pro forma financial information in this Form 8-K is incorporated by reference into the joint proxy statement/prospectus. To the extent that information in this Form 8-K differs from or updates information contained in the joint proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the joint proxy statement/prospectus.

Item 9.01	Financial Statements and Exhibits

	(d)	Exhibits:

	Exhibit 99.1	Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of March 31, 2020 and unaudited Pro Forma Combined Condensed Consolidated Income Statement for the year ended December 31, 2019 and for the three months ended March 31, 2020, giving effect to the merger between CenterState and South State.

	Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements made in this report are “forward-looking statements” within the meaning of the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of South State or CenterState to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by South State’s issuance of additional shares of its common stock in the merger, (12) a material adverse change in the financial condition of South State or CenterState, (13) general competitive, economic, political and market conditions, (14) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks, including the recent outbreak of a novel strain of coronavirus, a respiratory illness, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on South State or CenterState and its customers and other constituencies, and (15) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and other factors discussed in our filings with the Securities and Exchange Commission under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Our forward-looking statements apply only as of the date of this report or the respective date of the document from which they are incorporated herein by reference. Neither CenterState nor South State undertakes any obligation to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

Important Information About the Merger and Where to Find It

South State has filed a registration statement on Form S-4 and an amendment thereto with the SEC to register the shares of South State’s common stock that will be issued to CenterState’s shareholders in connection with the transaction. The registration statement contains a joint proxy statement of South State and CenterState that also constitutes a prospectus of South State. The registration statement on Form S-4, as amended, was declared effective by the SEC on April 20, 2020, and South State and CenterState commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about April 20, 2020. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by South State or CenterState through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of South State or CenterState at:

South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
Attention: Investor Relations	Attention: Investor Relations
(800) 277-2175	(863) 293-4710

Participants in Solicitation

South State, CenterState and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of each of South State and CenterState in connection with the merger. Information regarding the directors and executive officers of South State and CenterState and other persons who may be deemed participants in the solicitation of the shareholders of South State or of CenterState in connection with the merger is contained in the definitive joint proxy statement/prospectus related to the proposed merger. Information about the directors and executive officers of South State and their ownership of South State common stock can also be found in South State’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the SEC on March 6, 2019, and other documents subsequently filed by South State with the SEC, including, but not limited to, Amendment No. 1 to South State’s Annual Report on Form 10-K/A, as filed with the SEC on March 6, 2020. Information about the directors and executive officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2020 annual meeting of shareholders, as filed with the SEC on March 10, 2020, and other documents subsequently filed by CenterState with the SEC. Additional information regarding the interests of such participants is included in the definitive joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTH STATE CORPORATION

By:	/s/ John C. Pollok
Name:	John C. Pollok
Title:	Senior Executive Vice President and Chief Financial Officer

Date:  May 8, 2020

Exhibit 99.1

UNAUDITED PRO FORMA COMBINED
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information is based on the separate historical financial statements of South State Corporation (“South State”) and CenterState Bank Corporation (“CenterState”) after giving effect to the merger (the “merger”) of CenterState with and into South State pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of January 25, 2020, by and between CenterState and South State, and the issuance of South State common stock in connection therewith, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial information. The unaudited pro forma combined condensed statements of income for the three months ended March 31, 2020 and the year ended December 31, 2019 combine the historical consolidated statements of income of South State and CenterState, giving effect to the merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma combined condensed balance sheet as of March 31, 2020 combines the historical consolidated balance sheets of South State and CenterState, giving effect to the merger as if it had been completed on March 31, 2020.

The following unaudited pro forma combined condensed financial information and related notes are based on and should be read in conjunction with (i) the audited historical consolidated financial statements of South State and the related notes included in South State’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of South State and the related notes included in South State’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, and (ii) the historical audited consolidated financial statements of CenterState and the related notes included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of CenterState and the related notes included in CenterState’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020. The CenterState historical results reported in the unaudited pro forma combined condensed statement of income for the year ended December 31, 2019, have been adjusted to give effect to CenterState’s acquisition of National Commerce Corporation (“NCC”), which closed on April 1, 2019, as if it had occurred on January 1, 2019.

The historical consolidated financial information has been adjusted in the unaudited pro forma combined condensed financial information to give effect to the pro forma events that are (i) directly related to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma combined condensed statement of income, expected to have a continuing effect on the results of the combined company. The unaudited pro forma combined condensed financial information contained herein does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the merger. The following unaudited pro forma combined condensed financial information gives effect to the merger and includes adjustments for the following:

•	certain reclassifications to conform historical financial statement presentations between the companies;

•	application of the acquisition method of accounting under the provisions of topic ASC 805, “Business Combinations,” to reflect merger consideration of approximately $2.2 billion in exchange for 100% of all outstanding shares of CenterState common stock; and

•	transaction costs in connection with the merger.

Future results may differ materially from the results reflected because of various factors, including those appearing under the caption “Risk Factors” in South State’s and CenterState’s most recently filed Annual Reports on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K and in the joint proxy statement/prospectus filed by each of South State and CenterState in connection with the merger. Among other factors, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in the unaudited pro forma combined condensed financial information as a result of:

•	changes in the trading price for South State common stock;

•	net cash used or generated in South State’s or CenterState’s operations between the signing of the merger agreement and the completion of the merger;

•	the timing of the completion of the merger, changes in total merger-related expenses, and integration costs, including costs associated with systems implementation, severance, and other costs related to exit or disposal activities;

•	other changes in South State’s or CenterState’s net assets that occur prior to the completion of the merger, which could cause material differences in the information presented below; and

•	changes in the financial results of the combined company.

The risk of such variance is particularly significant with respect to the preliminary purchase price allocation, because such allocation is based, in large part, on the closing price per share of South State common stock as of the closing date. The preliminary purchase price allocation reflected in the unaudited pro forma combined condensed financial information assumes a closing price per share of South State common stock of $58.73, the closing price of South State common stock on March 31, 2020. The financial markets have recently experienced extreme volatility, due in large part to the coronavirus pandemic and its widespread economic impacts. Such volatility has contributed to a significant drop in the trading price of South State common stock and CenterState common stock. Continued financial market volatility, and its effect on the trading prices of South State common stock and CenterState common stock, will largely depend on future developments, which South State and CenterState cannot accurately predict or control, including new information which may emerge concerning the severity of the coronavirus pandemic, the effectiveness or ineffectiveness of governmental and private actions taken to contain or treat the coronavirus pandemic, and reactions by companies, consumers, investors, governmental entities and financial markets to such actions. Particularly given this volatility and uncertainty, the unaudited pro forma combined condensed financial information may not be indicative of and does not purport to represent the combined company’s actual financial condition or results of operations as of the closing date or any future or other date or period.

For the sole purpose of illustrating the effect of various trading prices of South State common stock on certain items of the unaudited pro forma combined condensed financial information of the combined company, the below “Hypothetical Illustration of South State Common Stock Trading Price Impact on Selected March 31, 2020 Pro Forma Financial Information” table sets out the hypothetical value of the total merger consideration per share of CenterState common stock, goodwill, and shareholders’ equity, based on various hypothetical trading prices of South State common stock. This illustration is intended to show the effect on those measures if the trading price of South State’s common stock as of March 31, 2020 had differed from $58.73 (the actual trading price of South State common stock as of March 31, 2020 and the trading price used to calculate the pro forma purchase price of the merger), with all other information used to create the unaudited pro forma combined condensed financial information included herein. This illustration does not show how the pro forma presentation would have changed if loan, deposit, investment, and other values had been re-assessed as of any other date. Variation in loan, deposit, investment, and other values over time can significantly affect the pro forma presentation, and, as such, the calculations of goodwill and shareholders’ equity at the applicable trading prices set forth below are not necessarily indicative of, and may materially vary from, the combined company’s actual goodwill and shareholders’ equity as of the closing date.

Hypothetical Illustration of South State Common Stock Trading Price Impact on

Selected March 31, 2020 Pro Forma Financial Information

	Total Merger
South State	Consideration Per
Common Stock	Share of CenterState			Shareholders'
Trading Price (a)	Common Stock	Goodwill		Equity
$65.00	$19.69	$1,593,799		$4,678,934
$60.00	$18.18	$1,405,347		$4,490,481
$55.00	$16.66	$1,216,894		$4,302,028
$50.00	$15.14	$1,028,441		$4,113,575
$45.00	$13.62	$1,002,899	(b)	$4,250,945	(b)
$40.00	$12.10	$1,002,899	(b)	$4,439,398	(b)

(a)	Range of South State common stock trading prices is for illustrative purposes only and the actual South State common stock price as of the closing of the merger could fall outside the range set forth in this table.
(b)	At such price, hypothetical goodwill of the merger is less than zero resulting in a purchase accounting gain which is reflected as an increase in shareholders' equity.

The following unaudited pro forma combined condensed financial information and related notes are being provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period. The preparation of the unaudited pro forma combined condensed financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed financial statements;

•	South State’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in South State’s Annual Report on Form 10-K for the year ended December 31, 2019;

•	South State’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2020, included in South State’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020;

•	CenterState’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2019; and

•	CenterState’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2020, included in CenterState’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

SOUTH STATE CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value)

	South State	CenterState
	Corporation	Bank Corporation	Purchase Acct		Pro Forma
	3/31/2020	3/31/2020	Adjustments &		3/31/2020
	(as reported)	(as reported)	Reclassifications		Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	$259,775	$135,338			$395,113
Interest-bearing deposits with banks	1,003,061	550,101			1,553,162
Federal funds sold and securities
purchased under agreements to resell	--	461,252			461,252
Total cash and cash equivalents	1,262,836	1,146,691	--		2,409,527
Investment securities:
Trading securities, at fair value	--	8,432			8,432
Securities held to maturity	--	195,948	9,510	(h)	205,458
Securities available for sale, at fair value	1,971,195	2,138,442			4,109,637
Other investments	62,994	100,463			163,457
Total investment securities	2,034,189	2,443,285	9,510		4,486,984
Loans held for sale	71,719	188,316			260,035
Loans:
Loans	11,506,890	12,027,231	139,596	(a)	23,673,717
Less allowance for credit losses	(144,785)	(158,733)		(b)	(303,518)

Loans, net	11,362,105	11,868,498	139,596		23,370,199
Other real estate owned (OREO)	12,844	9,942	(1,273)	(c)	21,513
Premises and equipment, net	312,151	329,533	--		641,684
Goodwill	1,002,899	1,204,417	(1,204,417)	(d)	1,357,480
			354,581	(d)
Bank-owned life insurance	233,850	331,713			565,563
Mortgage servicing rights (MSRs)	26,365	4,131			30,496
Other intangible assets	46,809	87,295	(87,295)	(e)	237,687
			190,878	(e)
Deferred tax asset	46,365	37,687	(56,625)	(f),(l)	27,427
Interest rate swap derivatives, at fair value	-	831,891	--		831,891
Other assets	230,779	112,893	--		343,672
Total assets	$16,642,911	$18,596,292	$(655,046)		$34,584,157

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$3,367,422	$4,164,091	$--		$7,531,513
Interest-bearing	8,977,125	9,957,408	25,232	(g)	18,959,765
Total deposits	12,344,547	14,121,499	25,232		26,491,278
Federal funds purchased and securities
sold under agreements to repurchase	325,723	337,169	--		662,892
Advances from Federal Home Loan Bank	1,000,101	150,000	--		1,150,101
Other borrowings	315,999	132,356	--		448,355
Interest Rate Swap Derivatives, at fair value	51,244	842,451	--		893,695
Other liabilities	284,254	142,565	89,416	(k)	495,222
			(21,013)	(k)
Total liabilities	14,321,868	15,726,040	93,635		30,141,543

Shareholders’ equity:
Preferred stock - $.01 par value; authorized 10,000,000 shares;
no shares issued and outstanding	--	--	--		--
Common stock	83,611	1,241	(1,241)	(i)	176,741
			93,130	(j)
Surplus (APIC)	1,584,322	2,376,637	(2,376,637)	(i)	3,699,470
		--	2,115,148	(j)
Retained earnings	643,345	435,984	(522,691)	(i),(l)	556,638
Accumulated other comprehensive	9,765	56,390	(56,390)	(i)	9,765
Total shareholders’ equity	2,321,043	2,870,252	(748,681)		4,442,614
Total liabilities and shareholders’ equity	$16,642,911	$18,596,292	$(655,046)		$34,584,157

SOUTH STATE CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	South State	CenterState
	Corporation	Bank Corporation			Pro Forma
	3/31/2020	3/31/2020	Pro Forma		3/31/2020
	(as reported)	(as reported)	Adjustments		Combined
Interest income:
Loans, including fees	$133,034	$160,675	$(3,490)	(2)	$290,219
Investment securities:
Taxable	11,584	12,534	(713)	(3)	23,405
Tax-exempt	1,399	1,737	-		3,136
Federal funds sold and securities
purchased under agreements to resell	1,783	1,813			3,596
Total interest income	147,800	176,759	(4,203)		320,356
Interest expense:
Deposits	14,437	19,836	(1,397)	(4)	32,876
Federal funds purchased and securities
sold under agreements to repurchase	615	2,573			3,188
Other borrowings	4,735	997	-		5,732
Total interest expense	19,787	23,406	(1,397)		41,796
Net interest income	128,013	153,353	(2,806)		278,560
Provision for credit losses	36,533	44,914			81,447
Net interest income after provision for credit losses	91,480	108,439	(2,806)		197,113
Noninterest income:
Service charges on deposit accounts	12,304	7,522			19,826
Correspondent Banking capital markets revenue	-	27,808			27,808
Bankcard services income	5,837	3,667			9,504
Trust and investment services income	7,389	831			8,220
Mortgage banking income	14,647	10,973			25,620
Securities gains, net	-	-			-
Other	3,955	4,989			8,944
Total noninterest income	44,132	55,790	-		99,922
Noninterest expense:
Salaries and employee benefits	60,978	77,077			138,055
Net occupancy expense	8,170	7,346			15,516
OREO expense and loan related	587	2,002			2,589
Information services expense	9,306	5,617			14,923
Furniture and equipment expense	4,117	4,045			8,162
Bankcard expense	525	1,598			2,123
FDIC assessment and other regulatory charges	2,058	1,807			3,865
Advertising and marketing	814	2,158			2,972
Amortization of intangibles	3,007	4,535	3,274	(5)	10,816
Supplies, printing and postage expense	1,505	2,021			3,526
Professional fees	2,494	2,682			5,176
Merger and branch consolidation related expenses	4,129	3,051			7,180
Other	9,557	8,833			18,390
Total noninterest expense	107,247	122,772	3,274		233,293
Earnings:
Income before provision for income taxes	28,365	41,457	(6,079)		63,743
Provision for income taxes	4,255	6,025	(1,337)	(8)	8,943
Net income	24,110	35,432	(4,742)		54,800
Earnings attributable to noncontrolling interest	-	-			-
Earnings allocated to participating securities		8			8
Net income attributable to SSB/CSFL	24,110	35,424	(4,742)		54,792
Earnings per common share:
Basic	$0.72	$0.28			$0.77
Diluted	0.71	0.28			0.77

Dividends per common share	$0.47	$0.14			$0.47
Weighted-average common shares outstanding:
Basic	33,566	124,799	(87,347)	(9)	71,018
Diluted	33,805	125,341	(87,726)	(9)	71,420

SOUTH STATE CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

				National
	South State	CenterState	National	Commerce		CenterState
	Corporation	Bank Corporation	Commerce	Corporation		Bank Corporation			Pro Forma
	12/31/2019	12/31/2019	Corporation	Pro Forma		12/31/2019	Pro Forma		12/31/2019
	(as reported)	(as reported)	3/31/2019(1)	Adjustments (10)		(Pro Forma)	Adjustments		Combined
Interest income:
Loans, including fees	$534,790	$618,125	$49,569	$3,528	(a)	$671,222	$(13,960)	(2)	$1,192,052
Investment securities:
Taxable	39,949	48,432	1,791			50,223	(2,380)	(3)	87,792
Tax-exempt	6,186	6,899	165			7,064	-		13,250
Federal funds sold and securities
purchased under agreements to resell	9,902	11,876	842			12,718			22,620
Total interest income	590,827	685,332	52,367	3,528		741,227	(16,340)		1,315,714
Interest expense:
Deposits	65,920	83,099	7,513	(436)	(b)	90,176	(1,703)	(4)	154,393
Federal funds purchased and securities
sold under agreements to repurchase	2,627	12,130	79			12,209			14,836
Other borrowings	18,005	4,375	689	(75)	(d)	4,989	-		22,994
Total interest expense	86,552	99,604	8,281	(511)		107,374	(1,703)		192,223
Net interest income	504,275	585,728	44,086	4,039		633,853	(14,637)		1,123,491
Provision for credit losses	12,777	10,585	34			10,619			23,396
Net interest income after provision for credit losses	491,498	575,143	44,052	4,039		623,234	(14,637)		1,100,095
Noninterest income:
Service charges on deposit accounts	51,931	30,168	1,151			31,319			83,250
Correspondent Banking capital markets revenue	-	64,898				64,898			64,898
Bankcard services income	23,504	18,399	1,096			19,495			42,999
Trust and investment services income	29,244	3,161	29			3,190			32,434
Mortgage banking income	17,564	29,553	1,929			31,482			49,046
Securities gains, net	2,711	25	(9)			16			2,727
Other	18,611	19,856	(301)			19,555			38,166
Total noninterest income	143,565	166,060	3,895	-		169,955	-		313,520
Noninterest expense:
Salaries and employee benefits	234,747	260,234	18,687			278,921			513,668
Net occupancy expense	31,158	28,350	2,801			31,151			62,309
OREO expense and loan related	3,242	4,899	14			4,913			8,155
Information services expense	35,477	19,605	1,738			21,343			56,820
Furniture and equipment expense	16,299	14,438	-			14,438			30,737
Pension plan termination expense	9,526	-	-			-			9,526
Bankcard expense	2,331	5,501	439			5,940			8,271
FDIC assessment and other regulatory charges	4,545	5,048	642			5,690			10,235
Advertising and marketing	4,309	7,540	76			7,616			11,925
Amortization of intangibles	13,084	16,030	1,363	1,496	(c)	18,889	15,729	(5)	47,702
Supplies, printing and postage expense	5,881	7,201				7,201			13,082
Professional fees	10,325	8,870	428			9,298	15,500	(6)	35,123
Merger and branch consolidation related expenses	4,552	39,257	25,773	(58,867)	(e)	6,163	-	(7)	10,715
Other	29,162	29,934	3,161			33,095	-		62,257
Total noninterest expense	404,638	446,907	55,122	(57,371)		444,658	31,229		880,525
Earnings:
Income before provision for income taxes	230,425	294,296	(7,175)	61,410		348,531	(45,866)		533,090
Provision for income taxes	43,942	67,698	(2,239)	14,126	(f)	79,585	(10,090)	(8)	113,437
Net income	186,483	226,598	(4,936)	47,284		268,946	(35,775)		419,654
Earnings attributable to noncontrolling interest	-	1,202	466	-		1,668			1,668
Earnings allocated to participating securities		88				88			88
Net income attributable to SSB/CSFL	$186,483	$225,308	$(5,402)	$47,284		$267,190	$(35,775)		$417,898
Earnings per common share:
Basic	$5.40	$1.88	$(0.26)			$2.08			$5.72
Diluted	5.36	1.87	(0.26)			2.07			5.68

Dividends per common share	$1.67	$0.44	$-			$0.44			$1.67
Weighted-average common shares outstanding:
Basic	34,561	119,747	20,800	(12,338)		128,209	(89,734)	(9)	73,037
Diluted	34,797	120,604	21,159	(12,550)		129,213	(90,436)	(9)	73,574

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of pro forma presentation

The accompanying unaudited pro forma combined condensed financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined condensed statement of income for the three months ended March 31, 2020 and for year ended December 31, 2019 combine the historical consolidated statements of income of South State and CenterState, giving effect to the merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma combined condensed balance sheet as of March 31, 2020 combines the historical consolidated balance sheets of South State and CenterState, giving effect to the merger as if it had been completed on March 31, 2020.

South State’s and CenterState’s historical financial statements were prepared in accordance with GAAP. As discussed in Note 3 and Note 4, certain reclassifications were made to align South State’s and CenterState’s financial statement presentation. South State has not identified all adjustments necessary to conform CenterState’s accounting policies to South State’s accounting policies. Upon completion of the merger, or as more information becomes available, the combined company will perform a more detailed review of CenterState’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when combined, could have a material impact on the combined company’s financial information.

The accompanying unaudited pro forma combined condensed financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with South State considered to be the acquirer of CenterState. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma combined condensed balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of CenterState based upon management’s preliminary estimate of their fair values as of March 31, 2020. South State has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of CenterState assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain CenterState assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma combined condensed financial statements are preliminary and subject to revision based on final determination of fair value.

All dollar amounts presented within these Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are in thousands of dollars, except per share data, unless otherwise indicated.

Note 2: Preliminary purchase price allocation

The following table summarizes the preliminary purchase price allocation to the estimated fair value of assets and liabilities of CenterState Bank Corporation (in thousands, except per share data):

	Note	Amount
Shares of CenterState common stock outstanding	(i)	124,131,401
Converted price per share of CenterState common stock	(i)	$17.6249
Total pro forma purchase price from common stock		$2,187,800
Stock options converted to South State options		2,932
Performance based equity awards		9,299
Restricted stock awards		8,247
Total pro forma purchase price		$2,208,278

(i)	Under the terms of the merger agreement, holders of CenterState common stock have the right to receive a fixed exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock. For purposes of the unaudited pro forma combined condensed balance sheet, the estimated merger consideration is based on the total number of shares of CenterState common stock issued and outstanding as of March 31, 2020 and the closing price per share of South State common stock of $58.73 on March 31, 2020.

The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of CenterState based on their preliminary estimated fair values. As mentioned above in Note 1, South State has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the CenterState assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which South State believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma combined condensed financial statements.

The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of CenterState using CenterState’s unaudited consolidated balance sheet as of March 31, 2020:

Preliminary fair value of estimated total merger consideration	$2,208,278

Fair value of assets acquired:
Cash and cash equivalents	$1,146,691
Investment securities	2,452,795
Loans, net	12,312,074
Other real estate owned	8,669
Premises & equipment	329,533
Other intangible assets, CDI	190,878
Bank owned life insurance	331,713
Deferred tax asset, net	(47,896)
Other assets	948,915
Total assets	17,673,372
Fair value of liabilities assumed:
Deposits	14,146,731
Fed Funds purchased and securities sold under repurchase agreement	337,169
Other borrowings	282,356
Other liabilities	1,053,419
Total liabilities	15,819,675
Net assets acquired		1,853,697
Preliminary Pro Forma Goodwill		$354,581

Note 3: Adjustments to the unaudited pro forma combined condensed balance sheet Purchase Accounting Adjustments:

(a)	Adjustment reflects the fair value adjustments based on data as of March 31, 2020 as reflected in CenterState’s 10-Q. Any subsequent changes in the economy, interest rates and in economic forecasts will cause these figures to change significantly.
(b)	The current allowance for credit losses ("ACL") at CenterState approximates the ACL South State will record for the acquired loans. Approximately $43.0 million of the ACL is attributable to loans identified as Purchased Credit Deteriorated (“PCD”) based on a preliminary analysis and recorded as an adjustment to goodwill. The remaining $115.7 million of ACL is attributable to non-PCD loans and is recorded as provision for credit losses with a deferred tax adjustment of $28.9 million, resulting in a net impact to retained earnings of $86.7 million. This adjustment assumes data as of March 31, 2020 as reflected in CenterState’s 10-Q. Any subsequent changes in the economy, interest rates and in economic forecasts will cause these figures to change significantly.
(c)	Adjustment reflects the fair value adjustments to OREO based on South State’s evaluation of the acquired OREO portfolio.
(d)	Adjustment reflects the reversal of CenterState’s existing goodwill and recording the goodwill generated as a result of the consideration paid being greater than the fair value of net assets acquired.
(e)	Adjustment reflects the reversal of CenterState’s existing core deposit intangible asset and recording of the core deposit intangible of $190.9 million on the acquired core deposit accounts.
(f)	Adjustment reflects the recording of the deferred tax asset generated by the net fair value adjustments (at a rate equal to 25.0352%).
(g)	Adjustment reflects the fair value adjustment on deposits.
(h)	Adjustment reflects the fair value adjustment of the securities portfolio.
(i)	Adjustment reflects the reversal of CenterState’s March 31, 2020 retained earnings, common stock, surplus and AOCI.
(j)	Adjustment reflects the difference in par value of common stock from $0.01 at CenterState to $2.50 at South State and the exchange ratio of 0.3001.
(k)	Adjustment reflects the accrual for CenterState’s estimated direct transaction cost of $89.4 million and the related income tax effect of $21.0 million incurred at closing, including, but not limited to, investment banker, legal fees, personnel costs and system conversion costs.
(l)	Adjustments reflect a deferred tax adjustment of $28.9 million and a net impact to retained earnings of $86.7 million, attributable to the $115.7 million of ACL South State will record for the acquired non-PCD loans.

Note 4: Adjustments to the unaudited pro forma combined condensed statements of income Pro Forma Adjustments:

(1)	On April 1, 2019, CenterState completed its acquisition of NCC. The pro forma adjustments for CenterState’s acquisition of NCC in the unaudited pro forma combined condensed statement of income are necessary to adjust CenterState’s historical results to assume that the transaction had been completed on January 1, 2019.
(2)	Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.
(3)	Adjustment reflects amortization of premium on the fair value mark on held to maturity securities.
(4)	Adjustment reflects the amortization of CD premium based upon the scheduled maturities of the related deposits less amortization previously recorded by CenterState.
(5)	Adjustment reflects the annual amortization of intangibles using sum of years digits over ten (10) years for CDI less amortization recorded by CenterState.
(6)	Adjustment reflects South State’s direct transaction costs.
(7)	South State expects to incur significant merger charges related to contract cancellations, severance, change in control and other merger related charges, however, these are not reflected in these pro forma income statements.
(8)	Adjustment reflects 22.0% assumed effective tax rate on net pro forma adjustments.
(9)	Adjustment reflects exchange ratio of 0.3001 multiplied by the number of outstanding shares of CenterState common stock.
(10)

Pro Forma Adjusting Entries (Income Statements) (dollars are in thousands):	NCC
(a) Preliminary estimate of loan interest accretion	$21,822
(a) Remove existing loan accretion of fair value adjustment	(18,294)
(b) Remove existing time deposit amortization of fair value adjustment	3,077
(b) Time deposits amortization of fair value adjustment at acquisition date	(3,513)
(c) Remove amortization of existing CDI	(4,489)
(c) Amortization of new CDI	5,985
(d) Remove amortization of existing amortization for other borrowings	225
(d) Amortization of new fair value adjustment on other borrowings	(300)
(e) Remove merger related fees	(58,867)
(f) Income tax expense of pro-forma adjustments	14,126

Financial Accounting Standards Board issued Measurement of Credit Losses on Financial Instruments (“ASU No. 2016-13”):

Beginning on January 1, 2020, both South State and CenterState adopted ASU No. 2016-13, or Current Expected Credit Loss (“CECL”), as required. The standard also requires enhanced disclosures. The CECL model is expected to result in earlier recognition of credit losses for loans, investment securities, and purchased financial assets with credit deterioration. For more information on the impact of the adoption of CECL for South State and CenterState, see each of their respective historical consolidated financial statements of each of South State and CenterState filed on their respective Form 10-Q for the three months ended March 31, 2020. Because ASU No. 2016-13 was not in effect in 2019, the unaudited pro forma combined condensed consolidated statements of income for year ending 2019 was not prepared to reflect the accounting under the new standard and therefore the two income statement periods are not comparable. In addition, the provision for loan losses for year ending 2019 would have been different under ASU No. 2016-13.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA

 The historical per share data for South State common stock and CenterState common stock below has been derived from the audited consolidated financial statements of each of South State and CenterState as of and for the year ended December 31, 2019 and the unaudited consolidated financial statements of each of South State and CenterState as of and for the three months ended March 31, 2020 included in each of South State's and CenterState’s respective Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

The unaudited pro forma combined per share data set forth below gives effect to the merger and CenterState’s acquisition of NCC as if each had occurred on January 1, 2019, assuming that (x) each outstanding share of NCC common stock had been converted into shares of CenterState common stock based on the exchange ratio of 1.65 shares of CenterState common stock for each share of NCC common stock in CenterState’s acquisition of NCC and (y) each outstanding share of CenterState common stock had been converted into shares of South State common stock based on the exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock in the merger. The unaudited pro forma combined per share data has been derived from the audited consolidated financial statements for each of South State and CenterState as of and for the year ended December 31, 2019 and the unaudited consolidated financial statements of each of South State and CenterState as of and for the three months ended March 31, 2020

The unaudited pro forma combined per share data has been derived assuming that the merger is accounted for using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Information”. Accordingly, the pro forma adjustments reflect the assets and liabilities of the combined company at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during the period presented or to project the future results of operations that the combined company may achieve after the merger.

The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of a holder of CenterState common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 0.3001.

You should read the information below in conjunction with (i) the audited historical consolidated financial statements of South State and the related notes included in South State’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of South State and the related notes included in South State’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, and (ii) the historical audited consolidated financial statements of CenterState and the related notes included in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2019 and the unaudited historical consolidated financial statements of CenterState and the related notes included in CenterState’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020.

				Equivalent
				Pro Forma
	South State	CenterState	Pro Forma	Per Share of
	Historical	Historical	Combined	CenterState (a)
Comparative per Share Data	(Unaudited)
Book Value per share
As of March 31, 2020	$69.40	$23.12	$62.84	$18.86
As of December 31, 2019	$70.32	$23.14	$64.62	$19.39
Cash dividends paid
For the three months ended March 31, 2020	$0.47	$0.14	$0.47	$0.14
For the year ended December 31, 2019	$1.67	$0.44	$1.67	$0.50
Basic Earnings
For the three months ended March 31, 2020	$0.72	$0.28	$0.77	$0.23
For the year ended December 31, 2019	$5.40	$1.88	$5.72	$1.72
Diluted Earnings
For the three months ended March 31, 2020	$0.71	$0.28	$0.77	$0.23
For the year ended December 31, 2019	$5.36	$1.87	$5.68	$1.70

(a)       The equivalent pro forma per share amounts of CenterState were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock.